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SEC FILE NUMBER
8- 52631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 LEXINGTON AVE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ELPERN 212-895-1840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN McCANN CPAs
(Name – *if individual, state last, first, middle name*)

1065 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/9
3/12

OATH OR AFFIRMATION

I, MICHAEL ELPERN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER BUCKFIRE & Co., LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

CFO

Title

Michelle Nunns

Notary Public

MICHELLE NUNNS
Notary Public, State of New York
No. 01NU6117939
Qualified in New York County
Commission Expires November 1, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH., D.C.
211
SECTION

MILLER BUCKFIRE & CO., LLC

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2010

"Public"

MILLER BUCKFIRE & CO., LLC

Index

MHM

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York , NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Miller Buckfire & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Miller Buckfire & Co., LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Mayer Hoffman McCann CPAs

February 14, 2011

MILLER BUCKFIRE & CO., LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Current assets:	
Cash and cash equivalents	$ 11,067,087
Marketable securities (Notes 4, 5 and 11)	4,497,658
Accounts receivable	2,099,945
Prepaid expenses and other	100,045
Total current assets	17,764,735
Property and equipment, net (Note 6)	2,990,366
Other assets:	
Marketable securities (Notes 4 and 5)	4,977,111
Restricted cash (Note 11)	705,976
Deferred tax assets	74,000
Other assets	139,238
Total other assets	5,896,325
	$ 26,651,426

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Accounts payable	$ 408,949
Accrued expenses and other current liabilities (Note 7)	1,332,800
Deferred revenue	301,425
Income taxes payable	391,856
Deferred tax liability	10,000
Total current liabilities	2,445,030
Long-term liabilities (Note 7)	2,112,167
Commitments and contingencies (Note 11)	
Member's capital	22,094,229
	$ 26,651,426

See accompanying notes

Note 1 - Nature of Business

Miller Buckfire & Co., LLC (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority and the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC (the "Member") and is an investment bank providing strategic and financial advisory services, focusing on complex restructuring transactions, mergers and acquisitions, and financings. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Because the Company is a limited liability company, no member, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

The Company will dissolve, and its affairs will be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the resignation, expulsion, bankruptcy or dissolution of the Member, or (c) the entry of a decree of judicial dissolution.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable includes transaction and monthly fees. The monthly fees are recognized in the month that they are earned. Transaction fees are recognized as revenue when the amount is earned, the amount is fixed and the collection of the resulting receivable is reasonably assured.

Income Taxes

A limited liability company is not a tax paying entity at the entity level for federal and state purposes. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. The Company is subject to a New York City Unincorporated Business tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities. At December 31, 2010, there was net long-term deferred tax assets of $74,000 relating to deferred rent liability, depreciation and loss on abandonment of lease and a current deferred tax liability of $10,000 relating to accounts receivable.

The Company follows "Accounting for Uncertainty in Income Taxes," within Topic 740 of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") which prescribes a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. It states that a tax benefit from an uncertain tax position may be recognized if it is "more likely than not" that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority having full knowledge of all relevant information. Topic 740 of FASB ASC also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption had no impact on the Company's financial statements.

The Company is subject to a New York City Unincorporated Business tax examination for years after 2007.

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains cash balances at three banks. The majority of the Company's cash accounts are held in interest bearing accounts at these institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. To date, the Company has not experienced any losses on such amounts.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - Marketable Securities

Cost and fair value of marketable securities at December 31, 2010 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity:				
U.S. Treasury notes	$ 7,474,769	$ 180,538	$ -	$ 7,655,307
Bank income note[1]	2,000,000	-	(18,600)	1,981,400
Totals	$ 9,474,769	$ 180,538	$ (18,600)	$ 9,636,707

[1] $1,604,412 is being used as collateral for a standby letter of credit to the Company's landlord (see Note 11).

The contractual maturities for the marketable securities are from one to four years at December 31, 2010.

Note 4 - Marketable Securities (Continued)

The Company noted small variances between the book value and fair value due to the remaining unamortized premiums. As a result, no impairment has occurred for the year presented herein. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity investments. Interest income is recognized when earned.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2010, one security with unrealized losses has depreciated 1% from the Company's amortized cost basis. This unrealized loss relates principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government, its agencies or other governments, whether downgrades by rating agencies have occurred, and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, no declines are deemed to be other-than-temporary.

Note 5 - Fair Value Measurements

The Company follows *"Fair Value Measurements and Disclosures,"* Topic 820 of FASB ASC, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Topic 820 of FASB ASC establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that reflect assumptions about what market participants would use in pricing assets or liabilities based on the best information available.

Note 5 - Fair Value Measurements (Continued)

Held-to-maturity securities are valued based on models and methodologies developed by third parties using observable inputs for similar assets and liabilities at the measurement date.

The following table sets forth by level, within the fair value hierarchy, the marketable securities at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Held-to-maturity securities	$ -	$ 9,636,707	$ -	$ 9,636,707

"Financial Instruments," Topic 825 of FASB ASC, provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value.

Note 6 - Property and Equipment

Property and equipment consists of:

Leasehold improvements	$ 2,887,398
Furniture and fixtures	752,539
Computer equipment	865,030
Software	64,892
	4,569,859
Less: Accumulated depreciation and amortization	1,579,493
	$ 2,990,366

Note 7 - Long-Term Liabilities

Deferred Rent Liability

At December 31, 2010, a deferred rent obligation of approximately $1,199,000 has been recorded in accordance with Topic 840 of FASB ASC requiring rent expense to be recognized on a straight-line basis over the lease term and is classified as a long-term liability.

Note 7 - Long-Term Liabilities (Continued)

Deferred Rent Liability (Continued)

During 2008, the Company received approximately $1,162,000 of construction allowance reimbursements from the landlord for new space occupied during the year ended December 31, 2008. The Company has recorded a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense on the statement of income. A deferred rent liability of approximately $813,000 is included in long-term liabilities at December 31, 2010.

Loss on Abandonment of Lease

During 2008, the Company abandoned its office space which was subleased to a third party beginning in January 2009. A total liability of approximately $104,000 at December 31, 2010 represents the estimated present value of the total future amounts to be paid in accordance with the lease term in excess of the estimated present value of the total sublease rental income. The current portion of approximately $4,000 has been included in accrued expenses and other current liabilities.

Note 8 - 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Profit sharing employer contributions are discretionary. Effective January 1, 2010, the Company began contributing 3% of eligible salary for all eligible employees.

Note 9 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k (2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, nor owe money or securities to, customers.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $14,243,666, which exceeded the minimum requirement of $303,813 by $13,939,853. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

Note 11 - Commitments and Contingencies

Operating Leases

The Company rents office space in New York under operating leases expiring in various years through March 2018. The future minimum lease payments, excluding escalation charges, are as follows:

Year Ending December 31,	Gross	Sublease	Net
2011	$ 4,004,000	$ 903,000	$ 3,101,000
2012	4,042,000	903,000	3,139,000
2013	4,279,000	903,000	3,376,000
2014	4,002,000	526,000	3,476,000
2015	3,509,000	-	3,509,000
Thereafter	7,894,000	-	7,894,000
	$ 27,730,000	$ 3,235,000	$ 24,495,000

Office Services Agreement

The Company has an office services agreement with a third party. Under the terms of the agreement, the third party provides desktop publishing, equipment and office services functions to the Company through July 2011. Future minimum payments under the agreement amount to approximately $285,000.

Letters of Credit

The Company was contingently liable for irrevocable standby letters of credit to its landlords for approximately $2,310,000, which are secured by cash and a bank income note (see Note 4).

Note 12 - Subsequent Events

The Company has evaluated subsequent events through February 14, 2011, which is the date the financial statement was available to be issued.

SUPPLEMENTARY INFORMATION

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2010

Net capital:	
Total member's capital	$ 22,094,229
Deductions:	
A. Accounts receivable	2,099,945
B. Prepaid expenses and other	100,045
C. Property and equipment, net	2,990,366
D. Restricted cash	705,976
E. Marketable security	1,604,412
F. Deferred tax assets	74,000
G. Other assets	139,238
H. Petty cash	500
Total deductions	7,714,482
Net capital before haircuts on securities	14,379,747
Haircuts on securities:	
A. U.S. Treasury notes	136,081
Net capital	$ 14,243,666
Aggregate indebtedness:	
Items included in the statement of financial condition:	
Accounts payable	$ 408,949
Accrued expenses and other current liabilities	1,332,800
Deferred revenue	301,425
Income taxes payable	391,856
Deferred tax liability	10,000
Long-term liabilities	2,112,167
Total aggregate indebtedness	$ 4,557,197
Computation of basic net capital requirement:	
Minimum net capital required	$ 303,813
Excess net capital at 1,500 percent	$ 13,939,853
Excess net capital at 1,000 percent	$ 13,787,946
Ratio: Aggregate indebtedness to net capital	0.32 to 1

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Concluded)
as of December 31, 2010

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 14,013,282
Adjustment to haircuts on securities	230,384
Net capital per above	$ 14,243,666



MILLER BUCKFIRE & CO., LLC

Report on Internal Control
Pursuant to Rule 17a-5(g)(1) of the
Securities and Exchange Commission

December 31, 2010

RECEIVED
FEB 28 2011

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

MHM

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Miller Buckfire & Co., LLC

In planning and performing our audit of the financial statements of Miller Buckfire & Co., LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency and communicated it in writing to management and those charged with governance on February 14, 2011. We identified a lack of segregation of duties within the accounting department relating to the processing and recording of financial data.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives, except for the lack of segregation of duties within the accounting department relating to the processing and recording of financial data.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann CPAs

February 14, 2011